UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

GFL Environmental Inc.

(Name of Issuer)

Subordinate Voting Shares, no par value

(Title of Class of Securities)

36168Q104

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36168Q104		13G	Page 2 of 6

1.	Names of Reporting Persons Ontario Teachers’ Pension Plan Board

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 43,660,872

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 43,660,872

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 43,660,872

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 13.5%[1]

12.	Type of Reporting Person (See Instructions) FI

1 Based on 324,049,859 subordinate voting shares (the “Subordinate Voting Shares”) of GFL Environmental Inc. outstanding as of November 17, 2021, as reported on the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on November 22, 2021.

CUSIP No. 36168Q104		13G	Page 2 of 6

1.	Names of Reporting Persons OTPP Environmental Services Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 43,660,872

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 43,660,872

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 43,660,872

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 13.5%[2]

12.	Type of Reporting Person (See Instructions) FI

2 Based on 324,049,859 subordinate voting shares (the “Subordinate Voting Shares”) of GFL Environmental Inc. outstanding as of November 17, 2021, as reported on the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on November 22, 2021.

Item 1.
	(a)	Name of Issuer: GFL Environmental Inc
	(b)	Address of Issuer’s Principal Executive Offices: 100 New Park Place, Suite 500 Vaughan, Ontario, Canada L4K 0H9

Item 2.
	(a)	Name of Person Filing: (i) Ontario Teachers’ Pension Plan Board (“OTPP”) (ii) OTPP Environmental Services Trust, a wholly-owned subsidiary of OTPP
	(b)	Address of Principal Business Office or, if none, Residence: Both Reporting Persons: 5650 Yonge Street, 3rd Floor, Toronto, Ontario, Canada M2M 4H5
	(c)	Citizenship: Both Reporting Persons are incorporated under the laws of the Province of Ontario, Canada
	(d)	Title of Class of Securities: Subordinate Voting Shares, no par value
	(e)	CUSIP Number: 36168Q104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non‑U.S. institution in accordance with §240.13d‑1(b)(ii)(J);
	(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non‑U.S. institution in accordance with §240.13d‑1(b)(1)(ii)(J), please specify the type of institution: An employee benefit plan subject to the provisions of the Pension Benefits Act of Ontario and regulations thereunder.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)
Amount beneficially owned:
The reported securities are owned by OTPP Environmental Services Trust, a wholly-owned subsidiary of OTPP. Each of Blake Sumler and Romeo Leemrijse may be deemed to have the power to dispose of the shares held by OTPP Environmental Services Trust because of a delegation of authority from the President and Chief Executive Officer of OTPP to such persons, and because of a delegation of authority to the President and Chief Executive Officer of OTPP from the Board of Directors of each of OTPP and OTPP Environmental Services Trust, and each such person expressly disclaims beneficial ownership of such shares.

(b) Percent of class: 13.5%[3]
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 0
(ii) Shared power to vote or to direct the vote 43,660,872
(iii) Sole power to dispose or to direct the disposition of 0
(iv) Shared power to dispose or to direct the disposition of 43,660,872

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

3 Based on 324,049,859 subordinate voting shares (the “Subordinate Voting Shares”) of GFL Environmental Inc. outstanding as of November 17, 2021, as reported on the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on November 22, 2021.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2022

ONTARIO TEACHERS’ PENSION PLAN BOARD

By:	/s/ Rossana Di Lieto
Name: Rossana Di Lieto
Title: Senior Managing Director, Chief Compliance Officer & Associate General Counsel

OTPP ENVIRONMENTAL SERVICES TRUST

By:	/s/ Rossana Di Lieto
Name: Rossana Di Lieto
Title: Senior Managing Director, Chief Compliance Officer & Associate General Counsel